

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 15, 2008

Mr. Robert Dultz
Chairman and Chief Executive Officer
USCORP
4535 W. Sahara Ave. Suite 204
Las Vegas, NV 89102

> **Re:** **USCORP**
> **Form 10-KSB for the Fiscal Year Ended September 30, 2007**
> **Filed January 9, 2008**
> **Response letter dated July 29, 2008**
> **File No. 000-19061**

Dear Mr. Dultz:

We have reviewed your response letter and filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended September 30, 2007

Report of Independent Registered Public Accounting Firm, page 23

1. In response to comment number two from our letter dated July 10, 2008, you obtained a revised report on management's assessment of your internal controls over financial reporting to reflect consistency with the periods covered in Management's Report on Internal Controls Over Financial Reporting. We note; however, that the report covering your consolidated financial statements was also revised to remove reference to the periods as of and for the year ended September 30, 2006, and the period from inception to September 30, 2007. Please ensure the periods covered in the report from your independent public accounting firm with respect to the audit of your financial statements, are consistent with the periods included in your filing.

Notes to the Consolidated Financial Statements

Note 1 Organization of the Company and Significant Accounting Policies

Mineral Properties, page 33

2.   In response to comment number three from our letter dated July 10, 2008, you have proposed to modify your accounting policy footnote to state "Costs incurred to acquire mineral interest in properties, to drill and equip exploratory sites within the claims groups, to conduct exploration and assay work are expensed as incurred." Please note that costs incurred to acquire mineral rights should be accounted for as a tangible asset in accordance with the guidance in EITF 04-2. Please modify your accounting policy accordingly, and if necessary, your financial statements to comply with the guidance in EITF 04-2.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Mark Wojciechowski at (202) 551-3759 if you have comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

                                        Sincerely,

                                        Jill S. Davis
                                        Branch Chief